UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 5, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Results Based Outsourcing Inc

File No. 333-209836 - CF#33976

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Results Based Outsourcing Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 16, 2016.

Based on representations by Results Based Outsourcing Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through June 19, 2019
Exhibit 10.5	through June 19, 2019
Exhibit 10.6	through June 19, 2019
Exhibit 10.7	through June 19, 2019
Exhibit 10.8	through June 19, 2019
Exhibit 10.9	through June 19, 2019
Exhibit 10.10	through June 19, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary